Exhibit 15.1

AWARENESS LETTER FROM INDEPENDENT ACCOUNTANTS

Foundation Building Materials, Inc.

Tustin, California

With respect to the subject Registration Statement of Foundation Building Materials, Inc. on Form S-1, we acknowledge our awareness of the use therein of our report dated June 29, 2016 related to our review of interim financial information of Ken Builders Supply, Inc.; because we did not perform an audit, we expressed no opinion on that information.

Pursuant to Rule 436 under the Securities Act of 1933 (the “Act”), such report is not considered part of a registration statement prepared or certified by an accountant, or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Fort Wright, Kentucky

February 3, 2017